UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October, 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribución y Servicio D&S S.A October 30, 2006

III Quarter 2006 Results

Highlights III Quarter 2006

•	74.1% increase in net profit to Ch$7,849 million (US$14.6 million) representing 1.8% of revenues.
•	13.6% increase in EBITDA, EBITDA margin increased 50 bp. to 6.7% of revenues.
•	Operating income up 34.2% to Ch$15,609 million (US$29.1 million), operating margin increased by 70 bp. to 3.6% of revenues.
•	Total operating expenses as percentage of revenues dropped by 30 bp. to 24.2% of revenues.
•	Gross income up 7.4%, gross margin increased 50 bp. from 27.4% in 2005 to 27.9% in 2006.
•	Net revenues up 5.4% to Ch$427,730 million (US$796.5 million).
•

New store openings: 3 LIDER Express supermarkets: La Ligua (930 sq.m., V Region), Los Andes (963 sq.m., V Region) and Linares Terminal (2,130 sq.m., VII Region). Compared to September 30, 2005, 19 stores have been added (15 LIDER Express supermarkets, 2 LIDER Vecino compact hypermarkets, one new LIDER hypermarket and the re-opening of LIDER Velázquez) for a total of 43,009 additional square meters of sales area, representing a 10.5% increase over sales area at September 30, 2005.

For further information please contact:

Miguel Núñez
Chief Financial Officer
mnunez@dys.cl
(562) 484 7754

Loreto Bradford
Investor Relations Officer
lbradford@dys.cl
(562) 484 7757

Roberto Vergara
Investor Relations
rvergara@dys.cl
(56 - 2) 484 7764

Highlights Period January-September 2006

•	Net revenues up 3.4% to Ch$1,227,687 million (US$2,286.1 million).
•	Gross income up 3.8%, gross margin remained relatively stable at 27.9% in 2006 as compared to 27.8% in the same period of 2005.
•	Operating income down 5.2% to Ch$43,836 million (US$81.6 million) equivalent to 3.6% of revenues, a drop of 30 bp. compared to operating margin for the same period in 2005.
•	4.4% decrease in EBITDA, EBITDA margin dropped 50 bp. to 6.8% of revenues.
•	14.1% decrease in net profit to Ch$21,801 million (US$40.6 million) representing 1.8% of revenues.
•	Capex (investment in land, buildings and infrastructure) for the period amounted to US$97.5 million.
•	Financial debt as of September 30, 2006 totaled US$760.0 million, 33.8% short term and 54.0% in public offering instruments (bonds and commercial papers).

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at September 30, 2006 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$537.03).

Distribución y Servicio D&S S.A III Quarter 2006 Results

Third Quarter 2006 Results

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and percentages change between periods:

Third Quarter 2006 Results

	2006			2005			Change

	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY

Sales	355,639	662.2	83.1%	343,012	638.7	84.5%	3.7%
Other Income	72,090	134.2	16.9%	62,725	116.8	15.5%	14.9%
Net revenues	427,730	796.5	100.0%	405,737	755.5	100.0%	5.4%
Cost of sales	308,431	574.3	72.1%	294,676	548.7	72.6%	4.7%
Gross Income / Margin	119,299	222.1	27.9%	111,061	206.8	27.4%	7.4%
Recurring Operating Expenses	90,501	168.5	21.2%	85,791	159.8	21.1%	5.5%
Start-up Expenses	117	0.2	0.0%	31	0.1	0.0%	281.1%
Total Operating Expenses (SG&A)	90,618	168.7	21.2%	85,821	159.8	21.2%	5.6%
EBITDA	28,681	53.4	6.7%	25,240	47.0	6.2%	13.6%
Depreciation	13,072	24.3	3.1%	13,611	25.3	3.4%	-4.0%
Total Operating Expenses	103,689	193.1	24.2%	99,432	185.2	24.5%	4.3%
Operating Income	15,609	29.1	3.6%	11,629	21.7	2.9%	34.2%
Financial Expenses	(6,368)	(11.9)	-1.5%	(5,216)	(9.7)	-1.3%	22.1%
Other Non-operating Income (Expenses)	511	1.0	0.1%	182	0.3	0.0%	180.8%
Monetary Correction	207	0.4	0.0%	(947)	(1.8)	-0.2%	-121.9%
Non-Operating Income	(5,649)	(10.5)	-1.3%	(5,981)	(11.1)	-1.5%	-5.5%
Income before Tax	9,960	18.5	2.3%	5,647	10.5	1.4%	76.4%
Income Tax	(2,125)	(4.0)	-0.5%	(1,259)	(2.3)	-0.3%	68.8%
Minority Interest	14	0.0	0.0%	25	0.0	0.0%	-44.8%
Income	7,849	14.6	1.8%	4,414	8.2	1.1%	77.8%
Amortization of Goodwill	—	0.0	0.0%	94	0.2	0.0%	-100.0%

Net Income	7,849	14.6	1.8%	4,508	8.4	1.1%	74.1%

Currency of Sep 2006, exchange rate US$=Ch$537.03 of Sep 30, 2006.

2006 Compared to 2005- Third Quarter

For the third quarter 2006, net revenues increased 5.4% compared to the same period in 2005 to Ch$427,730 million (US$796.5 million). This increase resulted primarily from the 3.7% sales increase explained by the opening of new LIDER and Farmalider stores in the course of the period October 2005-September 2006, and the 44.4% increase in revenues from the D&S financial services division. Same store sales (SSS) showed a 3.2% decrease in this third quarter 2006 compared to the same period in 2005. Gross income increased 7.4% to Ch$119,299 million (US$222.1 million) and gross margin increased to 27.9% from 27.4% (50 bp. increase) in the same quarter of 2005. This increase is attributable to the sustained increase of revenues from the financial services division. Selling and administrative expenses for this period increased by 4.3% totaling Ch$103,689 million (US$193.1 million) compared to Ch$99,432 million (US$185.2 million) in the third quarter 2005. However, it should be noted that operating expenses as percentage of revenues decrease by 30 bp. to 24.2% compared to 24.5% in the same period of 2005. The higher amount of expenses is attributable to the 19 stores opened during the period October 2005 to September 2006 (three LIDER Express supermarkets, one LIDER Vecino and the reopening of LIDER Velásquez

Distribución y Servicio D&S S.A III Quarter 2006 Results

during 2005; in addition to a new LIDER hypermarket in Copiapó, one LIDER Vecino in Linares and 12 LIDER Express supermarkets in the cities of Temuco, Santiago, Talca, San Javier, Parral, La Ligua, Los Andes and Linares during 2006), equivalent to a 10.5% increase in sales area at September 30, 2006 compared to the same date in 2005. Additionally, the D&S financial services division recorded 22.2% higher operating expenses (registered under “Other expenses”), from Ch$7,044 million (US$13.1 million) in the third quarter 2005 to Ch$8,606 million (US$16.0 million) in the same period in 2006, consistent with the increase in outstanding credit receivables and net revenues registered at this division, thus contributing to the overall increase in consolidated operating expenses.

Operating income increased by 34.2% amounting to Ch$15,609 million (US$29.1 million) equivalent to 3.6% of revenues, compared to operating income of Ch$11,629 million (US$21.7 million) representing 2.9% of revenues in the third quarter of 2005 (a 70 bp. increase). EBITDA for this quarter increased by 13.6% compared to the same period in 2005, totaling Ch$28,681 million (US$53.4 million) equivalent to 6.7% of revenues. Net income increased by 74.1% amounting to Ch$7,849 million (US$14.6 million) representing 1.8% of revenues compared to results for the same period in 2005 when net profit totaled Ch$4,508 million (US$8.4 million) equivalent to 1.1% of revenues.

Financial debt, understood as debt with banks, financial institutions (leasing), bonds, commercial papers and various creditors for the purchase of land, amounts to US$760.0 million at September 30, 2006 compared to US$ 689.0 million at the same date of 2005, representing a 10.3% increase.

Financial debt represents 37.5% of total liabilities, 33.8% (US$ 256.7 million) short term and 66.2% (US$ 503.4 million) long term.

At September 30, 2006, the Company has restructured its short term debt through the issuance of a bond for an amount of UF 4,500,000 by the real estate subsidiary SAITEC (sold at a rate of UF + 4.39%). This bond has a nominal term of 22 years. Additionally, the Company entered in a syndicate loan for US$220 million at TAB rate + 40 bp. (equivalent to UF + 4.09%) with maturity 8 years, with no amortization in the two first years. At the same time the Company paid the series A of D&S bonds at maturity, for an amount of UF 3,500,000 issued at an annual rate of UF + 7%.

Financial Restructuring

Net revenues for the third quarter 2006 were Ch$427,730 million (US$796.5 million), representing a 5.4% increase compared to revenues amounting to Ch$405,737 million (US$755.5 million) for the same period in 2005.

The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

Net Revenues

Distribución y Servicio D&S S.A III Quarter 2006 Results

Net Revenues

	Third Quarter

(in millions of constant Ch$)	2006	2005	% change

1. Total Retail Sales: LIDER and Farmalider	355,639	343,012	3.7%
Other commercial income (including logistics)	44,499	42,528	4.6%
Sub-Total: Retail Revenues (LIDER and Farmalider)	400,138	385,539	3.8%
Retail Formats Revenues	400,138	385,539	3.8%
2. D&S financial services division	22,872	15,841	44.4%
3. Others revenues real estate	4,720	4,112	8.4%

Total Net Revenues	427,730	405,737	5.4%

The 5.4% increase in net revenues for the third quarter 2006 resulted from:

1. Total Sales of Retail formats. (LIDER and Farmalider): A 3.8% increase in revenues derived from the retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$400,138 million (US$745.1 million) for the third quarter 2006 compared to Ch$385,539 million (US$717.9 million) for the same period in 2005. This increase resulted from a 43,009 m2 expansion in sales area, from 408,717 m2 at September 30, 2005 to 451,726 m2 at the same date in 2006 due to the opening of 19 stores as previously mentioned; all these equivalent to a 10.5% increase over the total sales area at September 30, 2005. Farmalider also contributed higher revenues due to the opening of 8 new pharmacy stores during the period October 2005 to September 2006. Sales originated in these new LIDER and Farmalider stores represent 6,9% of total retail sales in the third quarter 2006. Same store sales (SSS) showed a 3.2% decrease in the third quarter 2006. This is explained by the increased competition from our own stores (cannibalization), other supermarket chains and actors in other sectors of retail such as department stores and pharmacies. Additionally, economic activity and consumption figures during the months of July and August were remarkably lower than expected, which evidences a slowdown in the country’s economics that led to a cutdown in GDP and consumption forecasts for the year 2006 as a whole.

2. Financial Services Division. A 44.4% increase in revenues derived from the financial division, amounting to Ch$22,872 million (US$42.6 million) for the third quarter 2006 compared to Ch$15,841 million (US$29.5 million) for the same quarter in 2005. This is attributable to the 32.2% increase in Presto credit receivables driven by the increased use of the Presto card reflected in a 38.4% higher average balance per account at September 30, 2006 compared to the same date in 2005, while the number of cards in good standing remains relatively stable with an increase of 0.8% at September 30 in 2006 compared to the same date of the previous year.

3. Others revenues-real estate. An 8.4% increase in other revenues from real estate operations to Ch$4,720 million (US$8.8 million) for the third quarter 2006 from Ch$4,356 million (US$8.1 million) for the same period in 2005. This increase is primarily explained by increased lease payments accounted for at the real estate division due to additional store openings that include commercial locations for lease and to the opening of a new neighborhood mall in the city of Linares on March 31, 2006.

Distribución y Servicio D&S S.A III Quarter 2006 Results

Gross profit for the third quarter 2006 was Ch$119,299 million (US$222.1 million), equivalent to 27.9% of revenues, representing an increase of 7.4%, compared to Ch$111,061 million (US$206.8 million) equivalent to 27.4% of revenues for the same period in 2005. This is explained by the sustained increase in revenues from the financial services division. Costs related to the financial services division are accounted for in selling and administrative expenses, with no impact on the consolidated cost of sales.

Gross Profit- Gross Margin

Selling and administrative expenses for the third quarter 2006 totaled Ch$103,689 million (US$193.1 million), representing a 4.3% increase as compared to Ch$99,432 million (US$185.2 million) for the same period in 2005, principally due to the incorporation of new stores, and the increase in other operating expenses at the financial services division, in line with the increase in outstanding credit receivables and revenues recorded at this division. However, as a percentage of net revenues, selling and administrative expenses fell by 30 bp. to 24.2% for this period of 2006, from 24.5% in the same period of 2005, which evidences positive results from the operational excellence program implemented during the current year, focused on increasing productivity standards throughout the Company.

Selling and Administrative Expenses

Selling and administrative expenses related to the credit card operations increased by 9.5% totaling Ch$15,505 million (US$28.9 million) for the third quarter 2006 compared to Ch$14.164 million (US$26.4 million) for the same period in 2005. This increase was principally attributable to 22.2% higher operating expenses in connection with the organizational growth and marketing of this division, which has led to a 44.4% increase in revenues and to significant growth in outstanding receivables during this period compared to the same period in 2005. The allowances for doubtful accounts present a 3.1% decrease in comparison with the amount recorded in the third quarter of 2005.

Operating income for the third quarter 2006 was Ch$15,609 million (US$29.1 million), representing an increase of 34.2% as compared to operating profit of Ch$11,629 million (US$21.7 million) for the third quarter 2005. The higher operating profit results from the increase in revenues that exceeds the increase in total operating expenses as some of the initiatives of the operational excellence program aimed at reducing expenses have been implemented. Indeed, the Company has increased its total sales area by 10.5% while total SG&A have increased by 4.3%.

Operating Income

The following table sets forth, for the periods indicated, information concerning non operating income on a consolidated basis:

Non-operating Income

	Third Quarter

(in millions of constant Ch$)	2006	2005

Financial income	799	790
Other non-operating income(1)	364	77
Amortization of negative goodwill	—	94
Minority interest	14	25

Total non-operating income	1,177	986

(1)	“Other” includes principally equity in earnings of related companies.

Distribución y Servicio D&S S.A III Quarter 2006 Results

Non-operating Expense

The following table sets forth, for the periods indicated, the components of non operating expense on a consolidated basis:

	Third Quarter

(in millions of constant Ch$)	2006	2005

Financial expense	6,368	5,216
Other non-operating expense(1)	36	151
Amortization of goodwill	616	534

Total non-operating expense	7,020	5,901

(1)	“Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for the third quarter 2006 was Ch$7,020 million (US$13.1 million), representing an increase of 19.0% compared to non-operating expense of Ch$5,901 million (US$11.0 million) during the same period in 2005. The increase during 2006 is mainly due to the 22.1% increase in financial expenses from Ch$5,216 million (US$9.7 million) in 2005 to Ch$6,368 million (US$11.9 million) in 2006, explained by the increase of the consolidated debt and higher interest rates.

Price-level Restatement and Foreign Exchange Gain (Loss)

Net price level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$207 million (US$0.4 million) for the third quarter 2006, as compared to a net loss of Ch$947 million (US$1.8 million) for the same period in 2005.

Income Taxes

Income taxes charges for the third quarter 2006 are 68.8% higher than in the same period of 2005, amounting to Ch$2,125 million (US$4.0 million), compared to a charge of Ch$1,259 million (US$2.3 million) in 2005, consistent with the increase in income before tax recorded during this quarter relative to the same quarter in 2005. The effective tax rate was 21.3% in this third quarter of 2006.

Net Income

Net profit for the third quarter 2006 was Ch$7,849 million (US$14.6 million), representing an increase of 74.1% as compared to net profit of Ch$4,508 million (US$8.4 million) in the same period of 2005. As a percentage of net revenues, net income is equivalent to 1.8%, representing an increase of 70 bp. in net income margin as compared to a net margin of 1.1% in the same period of 2005.

Distribución y Servicio D&S S.A III Quarter 2006 Results

D&S Financial Services Division

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

	Third Quarter

(in millions of constant Ch$)	2006	2005	Change %

Net revenues	23,455	16,338	43.6%
Provisions for doubtful accounts	6,899	7,120	-3.1%
Financial expenses	2,469	1,508	63.7%
Other expenses	8,606	7,044	22.2%
Selling and administrative expenses (Provisions + financial expenses + other expenses)	17,974	15,673	14.7%

Operating income	5,481	666	723.3%

Distribución y Servicio D&S S.A III Quarter 2006 Results

Results Period January-September 2006

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and % change between periods:

Results Period January-September 2006

	2006			2005			Change

	Ch$mill.	US$mill.	%	Ch$mill.	US$mill.	%	% YoY

Sales	1,025,266	1,909.1	83.5%	1,007,360	1,875.8	84.8%	1.8%
Other Income	202,421	376.9	16.5%	180,269	335.7	15.2%	12.3%
Net revenues	1,227,687	2,286.1	100.0%	1,187,629	2,211.5	100.0%	3.4%
Cost of sales	885,192	1,648.3	72.1%	857,773	1,597.3	72.2%	3.2%
Gross Income / Margin	342,495	637.8	27.9%	329,856	614.2	27.8%	3.8%
Recurring Operating Expenses	258,380	481.1	21.0%	242,356	451.3	20.4%	6.6%
Start-up Expenses	705	1.3	0.1%	247	0.5	0.0%	186.0%
Total Operating Expenses (SG&A)	259,085	482.4	21.1%	242,602	451.7	20.4%	6.8%
EBITDA	83,410	155.3	6.8%	87,254	162.5	7.3%	-4.4%
Depreciation	39,574	73.7	3.2%	41,001	76.3	3.5%	-3.5%
Total Operating Expenses	298,659	556.1	24.3%	283,603	528.1	23.9%	5.3%
Operating Income	43,836	81.6	3.6%	46,253	86.1	3.9%	-5.2%
Financial Expenses	(17,428)	(32.5)	-1.4%	(15,029)	(28.0)	-1.3%	16.0%
Other Non-operating Income (Expenses)	683	1.3	0.1%	707	1.3	0.1%	-3.4%
Monetary Correction	137	0.3	0.0%	(1,267)	(2.4)	-0.1%	-110.9%
Non-Operating Income	(16,608)	(30.9)	-1.4%	(15,588)	(29.0)	-1.3%	6.5%
Income before Tax	27,228	50.7	2.2%	30,664	57.1	2.6%	-11.2%
Income Tax	(5,461)	(10.2)	-0.4%	(5,581)	(10.4)	-0.5%	-2.2%
Minority Interest	33	0.1	0.0%	28	0.1	0.0%	18.1%
Income	21,801	40.6	1.8%	25,111	46.8	2.1%	-13.2%
Amortization of Goodwill	—	—	0.0%	283	0.5	0.0%	-100.0%

Net Income	21,801	40.6	1.8%	25,394	47.3	2.1%	-14.1%

Currency of Sep 2006, exchange rate 1US$=Ch$537.03 of Sep 30, 2006.

2006 Compared to 2005 Period January-September

For the period January-September 2006, net revenues increased 3.4% compared to the same period in 2005 to Ch$1,227,687 million (US$2,286.1 million). This increase resulted primarily from the 1.8% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period October 2005-September 2006, and the 36.0% increase in revenues from the D&S financial services division. Same store sales (SSS) present a 3.8% decrease during this period January-September 2006 compared to the same period in 2005. Gross income increased by 3.8% to Ch$342,495 million (US$637.8 million) while gross margin remained relatively stable at 27.9% as compared to 27.8% in the same period of 2005. Selling and administrative expenses for this period increased by 5.3% totaling Ch$298,659 million (US$556.1 million), compared to Ch$283,603 million (US$528.1 million) in the period January-September of 2005. This is attributable to the 19 new stores opened during the period October 2005-September 2006, equivalent to a 10.5% increase in selling area at September 30, 2006, compared to the sales area at the same date in 2005. Additionally, the D&S financial services division recorded higher operating expenses consistent with higher revenues recorded at this division in line with the growth of outstanding credit receivables, thus contributing to the overall increase in consolidated operating expenses.

Distribución y Servicio D&S S.A III Quarter 2006 Results

Operating income decreased by 5.2% amounting to Ch$43,836 million (US$81.6 million) equivalent to 3.6% of revenues, compared to operating profit of Ch$46,253 million (US$86.1 million) representing 3.9% of revenues in the period January-September of 2005 (30 bp. decrease). EBITDA for this period in 2006 decreased by 4.4% compared to the same period in 2005, totaling Ch$83,410 million (US$155.3 million) equivalent to 6.8% of revenues; a 50 bp. decrease compared to EBITDA margin of 7.3% in 2005. Net income decreased by 14.1% amounting to Ch$21,801 million (US$40.6 million) representing 1.8% of revenues compared to results for the same period in 2005 when net profit totaled Ch$25,394 million (US$47.3 million) equivalent to 2.1% of revenues (a 30 bp. reduction in net margin).

Net revenues for the period January-September 2006 were Ch$1,227,687 million (US$2,286 million), representing a 3.4% increase compared to revenues amounting to Ch$1,187,629 million (US$2,211.5 million) for the same period in 2005. The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

		Period January-September 30

(in millions of constant Ch$)		2006	2005	% change

1.	Total Retail Sales: LIDER and Farmalider	1,025,266	1,007,360	1.8%
	Other commercial income (including logistics)	127,193	122,447	3.9%
	Sub-Total: Retail Revenues (LIDER and Farmalider)	1,152,459	1,129,807	2.0%
Retail Formats Revenues		1,152,459	1,129,807	2.0%
2.	D&S financial services division	61,378	45,140	36.0%
3.	Others revenues real estate	13,850	12,682	9.2%

Total Net Revenues		1,227,687	1,187,629	3.4%

The 3.4% increase in net revenues for the period January-September 2006 resulted primarily from:

1. Total Sales of Retail formats (LIDER and Farmalider): A 2.0% increase in net revenues derived from the retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$1,152,459 million (US$2,146.0 million) for the period January-September 2006 compared to Ch$1,129,807 million (US$2,103.8 million) for the same period in 2005. This increase resulted from a 43,009 m2 expansion in sales area, from 408,717 m2 at September 30, 2005 to 451,726 m2 at the same date in 2006 due to the opening of 19 stores; all this equivalent to a 10.5% increase over the total sales area at September 30, 2005. Farmalider also contributes higher revenues due to the opening of 8 new pharmacy stores during the period October 2005 to September 2006. Sales originated in these new LIDER and Farmalider stores represent 5.8% of total retail sales in the period January-September 2006, while same stores sales account for 94.2% of total sales. Same store sales (SSS) recorded a 3.8% decrease in January-September 2006 compared to SSS figures for the period January- September of 2005.

2. Financial Services Division. A 36.0% increase in revenues derived from the financial services operations including primarily interests and commissions, amounting to Ch$61,378 million (US$114.3 million) for the period January-September 2006 compared to Ch$45,140 million (US$84.1 million) for the same period in 2005. This is attributable to the 32.2% increase in outstanding receivables and the greater use of the Presto card by existing cardholders, reflected in a 31.2% increase in the average balance per account, while the number of accounts in good standing at period end remains stable, with a 0.8% increase compared to the same period of the previous year.

Net Revenues

Distribución y Servicio D&S S.A III Quarter 2006 Results

3. Other Revenues Real State. A 9.7% increase in other revenues from real estate operations to Ch$13,850 million (US$25.8 million) for the period January-September 2006 from Ch$12,682 million (US$23.6 million) for the same period in 2005. This increase is primarily explained by increased lease payments accounted for at the real estate division due to additional store openings that include commercial locations for lease and to the opening of a new neighborhood shopping mall in the city of Linares on March 31, 2006.

Gross Profit -Gross Margin

Gross profit for the period January-September 2006 was Ch$342,495 million (US$637.8 million), representing an increase of 3.8%, compared to Ch$329,856 million (US$614.2 million) for the same period in 2005. As a percentage of revenues, gross margin remained relatively stable at 27.9% in the period January-September 2006 compared to gross margin of 27.8% for the same period in 2005.

Costs related to the financial services division are accounted for in selling and administrative expenses.

Selling and Administrative Expenses

Selling and administrative expenses for the period January-September 2006 totaled Ch$298,659 million (US$556.1 million), representing a 5.3% increase as compared to Ch$283,603 million (US$528.1 million) for the same period in 2005. As a percentage of net revenues, selling and administrative expenses increased by 40 bp. to 24.3% for this period of 2006, from 23.9% in the same period of 2005, principally due to additional operating costs from 19 new stores, and to higher operating expenses from the D&S financial services division, consistent with the increase in outstanding credit and financial revenues.

Selling and administrative expenses related to the credit card operations increased by 17.9% totaling Ch$46,863 million (US$87.3 million) for the period January-September 2006 compared to Ch$39,743 million (US$74.0 million) for the same period in 2005. This increase was principally attributable to higher operating expenses (recorded under “Other expenses” in Presto income statement) which increased by 35.3% during the period January-September 2006 compared to the same period in 2005, explained by the organizational growth and marketing expenses as required to achieve growth in outstanding credit receivables and revenues of the financial division.

Operating Income

Operating income for the period January-September 2006 was Ch$43,836 million (US$81.6 million), representing a decrease of 5.2% as compared to operating profit of Ch$46,253 million (US$86.1 million) for the period January-September 2005. This drop is explained by the increase in operating expenses, which exceeds the growth of revenues. Net revenues are affected by the 4.2% decrease in same store sales during this period. As a percentage of net revenues, operating profit for the period January-September 2006 is equivalent to 3.6%, representing a decrease of 30 bp. compared to operating margin of 3.9% in the same period of 2005.

Distribución y Servicio D&S S.A III Quarter 2006 Results

The following table sets forth, for the periods indicated, information concerning non–operating income on a consolidated basis:

	As of September 30

(in millions of constant Ch$)	2006	2005

Financial income	2,078	2,156
Other non-operating income(1)	1,017	465
Amortization of negative goodwill	—	283
Minority interest	33	28

Total non-operating income	3,128	2,932

(1)	“Other” includes principally equity in earnings of related companies.

Non-operating Income

The following table sets forth, for the periods indicated, the components of non-operating expense on a consolidated basis:

	As of September 30

(in millions of constant Ch$)	2006	2005

Financial expense	17,428	15,029
Other non-operating expense(1)	564	330
Amortization of goodwill	1,848	1,584

Total non-operating expense	19,840	16,943

(1)	“Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for the period January-September 2006 was Ch$19,240 million (US$36.9 million), representing an increase of 17.1% compared to non operating expense of Ch$16,943 million (US$31.5 million) for the same period in 2005. This increase resulted primarily from higher financial expenses (16.0% increase) due to the higher debt of the Company and higher interest rates on debt.

Non-operating Expense

Net price level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$137 million (US$0.3 million) for the period January-September of 2006, as compared to a net loss of Ch$1,267 million (US$2.4 million) for the same period in 2005.

Price - level Restatement and Foreign Exchange Gain (Loss)

Income taxes for the period January-September 2006, amounted to Ch$5,461 million (US$10.2 million), 2.2% lower than the amount recorded in the same period of 2005. The effective tax rate during this period was 20.1% while for the same period of the previous year it represented 18.2% of pre-tax income.

Income Taxes

Distribución y Servicio D&S S.A III Quarter 2006 Results

Net Income

Net profit for the period January-September 2006 was Ch$21,801 million (US$40.6 million), representing a decrease of 14.1% as compared to net profit of Ch$25,394 million (US$47.3 million) in the same period of 2005. As a percentage of net revenues, net income is equivalent to 1.8% in January-September 2006, representing a decrease of 30 bp. as compared to a net margin of 2.1% in the same period of 2005.

Financial Services Division

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

Period January-September

	As of September 30

(in millions of constant Ch$)	2006	2005	%Change

Net revenues	63,136	47,106	34.0%
Provisions for doubtful accounts	21,311	20,862	2.2%
Financial expenses	6,403	4,509	42.0%
Other expenses	25,552	18,881	35.3%
Selling and administrative expenses
(Provisions + financial expenses + other expenses)	53,265	44,251	20.4%
Operating income	9,871	2,855	245.7%

Total accounts receivable, end of period	229,798	173,771	32.2%
Allowance for doubtful accounts	15,108	18,639	-18.9%
Total accounts receivable net of provisions, end of period	214,690	155,131	38.4%
Number of accounts in good standing	1,518,188	1,506,741	0.8%
Average balance per account (constant Ch$)	151,363	115,329	31.2%
Allowance for doubtful accounts/Total net receivables	7.0%	12.0%	500	bp.
Allowance for doubtful accounts/Total gross receivables	6.6%	10.7%	420	bp.

Distribución y Servicio D&S S.A III Quarter 2006 Results

Sales

D&S Total Retail Sales (In Ch$ millions, currency of Sept. 2006)

	Total Sales

	Q1	Q2	Q3	Q4	H1	9M	TOTAL

Total D&S (LIDER +Farmalider+ Restaurant)
2006	324,366	346,521	356,417		670,887	1,027,304	1,027,304
2005	328,498	335,664	342,908		664,162	1,007,070	1,007,070
%Change YoY	-1.3%	3.2%	3.9%		1.0%	2.0%	2.0%
LIDER Express
2006	44,865	51,927	62,253		96,793	159,046	159,046
2005	41,527	45,625	50,832		87,153	137,985	137,985
%Change YoY	8.0%	13.8%	22.5%		11.1%	15.3%	15.3%
%D&S 2006	13.8%	15.0%	17.5%		14.4%	15.5%	15.5%
%D&S 2005	12.6%	13.6%	14.8%		13.1%	13.7%	13.7%
LIDER Vecino
2006	75,910	80,954	78,982		156,864	235,846	235,846
2005	74,645	77,058	76,209		151,703	227,912	227,912
%Change YoY	1.7%	5.1%	3.6%		3.4%	3.5%	3.5%
%D&S 2006	23.4%	23.4%	22.2%		23.4%	23.0%	23.0%
%D&S 2005	23.0%	22.2%	21.4%		22.6%	22.2%	22.2%
LIDER
2006	195,119	204,969	206,245		400,088	606,334	606,334
2005	209,912	210,778	213,906		420,690	634,597	634,597
%Change YoY	-7.0%	-2.8%	-3.6%		-4.9%	-4.5%	-4.5%
%D&S 2006	60.2%	59.2%	57.9%		59.6%	59.0%	59.0%
%D&S 2005	64.7%	60.8%	60.0%		62.7%	61.8%	61.8%
Groceries
2006	147,314	162,327	169,199		309,641	478,840	478,840
2005	154,682	157,690	160,646		312,372	473,019	473,019
%Change YoY	-4.8%	2.9%	5.3%		-0.9%	1.2%	1.2%
%D&S 2006	45.4%	46.8%	47.5%		46.2%	46.6%	46.6%
%D&S 2005	47.7%	45.5%	45.1%		46.6%	46.0%	46.0%
Perishables
2006	111,065	120,764	129,042		231,829	360,871	360,871
2005	105,433	113,500	119,544		218,933	338,477	338,477
%Change YoY	5.3%	6.4%	7.9%		5.9%	6.6%	6.6%
%D&S 2006	34.2%	34.9%	36.2%		34.6%	35.1%	35.1%
%D&S 2005	32.5%	32.8%	33.5%		32.6%	32.9%	32.9%
NON-FOOD (including pharmacy)
2006	65,988	63,429	58,175		129,417	187,592	187,592
2005	68,383	64,473	62,718		132,857	195,574	195,574
%Change YoY	-3.5%	-1.6%	-7.2%		-2.6%	-4.1%	-4.1%
%D&S 2006	20.3%	18.3%	16.3%		19.3%	18.3%	18.3%
%D&S 2005	21.1%	18.6%	17.6%		19.8%	19.0%	19.0%
SAME STORE SALES v/s TOTAL SALES
Total Sales	324,366	346,521	356,417		670,887	1,027,304	1,027,304
SSS	309,528	326,515	331,816		636,043	967,859	967,859
Non SSS	14,838	20,006	24,601		34,844	59,444	59,444
%Sales SSS	95.4%	94.2%	93.1%		94.8%	94.2%	94.2%
% Sales Non SSS	4.6%	5.8%	6.9%		5.2%	5.8%	5.8%
Total Sales	324,366	346,521	356,417		670,887	1,027,304	1,027,304

	Same Store Sales

	Q1	Q2	Q3	Q4	H1	9M	TOTAL

Total D&S (LIDER +Farmalider+ Restaurant)
2006	309,528	326,515	331,816		636,043	967,859	967,859
2005	328,477	335,317	342,829		663,795	1,006,623	1,006,623
%Change YoY	-5.8%	-2.6%	-3.2%		-4.2%	-3.8%	-3.8%
LIDER Express
2006	41,809	46,190	49,941		87,998	137,940	137,940
2005	41,527	45,625	50,815		87,153	137,967	137,967
%Change YoY	0.7%	1.2%	-1.7%		1.0%	0.0%	0.0%
%D&S 2006	13.5%	14.1%	15.1%		13.8%	14.3%	14.3%
%D&S 2005	12.6%	13.6%	14.8%		13.1%	13.7%	13.7%
LIDER Vecino
2006	71,663	75,476	74,956		147,139	222,095	222,095
2005	74,645	76,760	76,209		151,405	227,614	227,614
%Change YoY	-4.0%	-1.7%	-1.6%		-2.8%	-2.4%	-2.4%
%D&S 2006	23.2%	23.1%	22.6%		23.1%	22.9%	22.9%
%D&S 2005	24.1%	23.5%	23.0%		23.8%	23.5%	23.5%
LIDER
2006	188,556	197,287	198,039		385,843	583,882	583,882
2005	204,277	204,224	207,000		408,501	615,502	615,502
%Change YoY	-7.7%	-3.4%	-4.3%		-5.5%	-5.1%	-5.1%
%D&S 2006	60.9%	60.4%	59.7%		60.7%	60.3%	60.3%
%D&S 2005	66.0%	62.5%	62.4%		64.2%	63.6%	63.6%
Groceries
2006	141,779	154,079	157,266		295,858	453,124	453,124
2005	154,682	157,561	160,637		312,243	472,880	472,880
%Change YoY	-8.3%	-2.2%	-2.1%		-5.2%	-4.2%	-4.2%
%D&S 2006	45.8%	47.2%	47.4%		46.5%	46.8%	46.8%
%D&S 2005	50.0%	48.3%	48.4%		49.1%	48.9%	48.9%
Perishables
2006	105,860	113,496	119,244		219,356	338,600	338,600
2005	105,412	113,397	119,496		218,809	338,305	338,305
%Change YoY	0.4%	0.1%	-0.2%		0.2%	0.1%	0.1%
%D&S 2006	34.2%	34.8%	35.9%		34.5%	35.0%	35.0%
%D&S 2005	34.1%	34.7%	36.0%		34.4%	35.0%	35.0%
NON-FOOD (including pharmacy)
2006	61,889	58,940	55,306		120,830	176,135	176,135
2005	68,383	64,359	62,695		132,742	195,438	195,438
%Change YoY	-9.5%	-8.4%	-11.8%		-9.0%	-9.9%	-9.9%
%D&S 2006	20.0%	18.1%	16.7%		19.0%	18.2%	18.2%
%D&S 2005	22.1%	19.7%	18.9%		20.9%	20.2%	20.2%
SAME STORE SALES v/s TOTAL SALES
Total Sales
SSS
Non SSS
%Sales SSS
% Sales Non SSS
Total Sales

Distribución y Servicio D&S S.A III Quarter 2006 Results

Sales Area

	2004 IIIQ	2004 IVQ-Adj.	2005 IQ	2005 IIQ	2005 IIIQ	2005 IVQ	2006 IQ	2006 IIQ	2006 IIIQ

Supermarkets
LIDER Express
m2 sales area	32,708	32,607	32,607	32,607	33,182	35,833	35,833	47,351	51,375
Number of stores	23	23	23	23	24	27	27	36	39
New stores in quarter	-2	0	0	0	1	3	0	9	3
Additional square meters	-3,539	-101	0	0	575	2,651	0	11,518	4,023
Average m2 sales area/store	1,422	1,418	1,418	1,418	1,383	1,327	1,327	1,315	1,317

Hypermarkets
LIDER Vecino
m2 sales area	86,573	93,485	93,485	97,160	97,160	101,127	105,327	105,327	105,327
Number of stores	22	24	24	25	25	26	27	27	27
New stores in quarter	2	2	2	1	0	1	1	0	0
Additional square meters	8,053	6,912	0	3,675	0	3,967	4,200	0	0
Average m2 sales area/store	3,935	3,895	3,895	3,886	3,886	3,890	3,901	3,901	3,901
LIDER
m2 sales area	268,075	278,375	278,375	278,375	278,375	289,166	295,025	295,025	295,025
Number of stores	29	31	31	31	31	32	33	33	33
New stores in quarter	0	2	0	0	0	1	1	0	0
Additional square meters	0	10,300	0	0	0	10,791	5,859	0	0
Average m2 sales area/store	9,244	8,980	8,980	8,980	8,980	9,036	8,940	8,940	8,940
Hypermarkets: LIDER+LIDER Vecino
m2 sales area	354,648	371,860	371,860	375,535	375,535	390,293	400,352	400,352	400,352
Number of stores	51	55	55	56	56	58	60	60	60
New stores in quarter	2	4	4	1	0	2	2	0	0
Additional square meters	8,053	17,212	0	3,675	0	14,758	10,059	0	0
Average m2 sales area/store	6,954	6,761	6,761	6,706	6,706	6,729	6,673	6,673	6,673

Company Total
Total m2 sales area	387,356	404,467	404,467	408,142	408,717	426,126	436,185	447,703	451,727
Total stores	74	78	78	79	80	85	87	96	99
Average m2 sales area/store	5,235	5,185	5,185	5,166	5,109	5,013	5,014	4,664	4,563

Distribución y Servicio D&S S.A III Quarter 2006 Results

Store Openings

Store - Location (City-Region)	Concept -Project type	Sales Area m2	Opening Date/ Quarter	Owned/Leased

2005
Talagante (Metrop. Region)	LIDER Vecino - New	3,675	May-27-2005-IIQ	Owned
Arica (I Region)	LIDER Express-New	575	Aug 30-2005-IIIQ	Leased
Temuco Padre Las Casas (IX Region)	LIDER Express-New	534	Oct 19-2005-IVQ	Leased
Ovalle (IV Región)	LIDER Vecino-New	3,967	Nov 24-2005-IVQ	Owned
Puerto Varas (X Region)	LIDER Express-New	1,500	Nov 30-2005-IVQ	Leased
Punta Arenas (XII Region)	LIDER Express-New	618	Dec 24-2005-IVQ	Leased
Velázquez (Metrop. Region)	LIDER (Ex-Carrefour)-Re-opened	10,791	Dec 2-2005-IVQ	Owned

		21,660
2006
Copiapó (III Region)	LIDER - New	5,859	Jan 27-2006-IQ	Owned
Linares (VII Region)	LIDER Vecino -New	4,200	Mar 31-2006-IQ	Owned

		10,059
Temuco Centro (IX Region)	LIDER Express - New	480	Apr 5-2006-IIQ	Leased
Huérfanos (Metrop Region)	LIDER Express - New	1,039	Apr 18-2006-IIQ	Leased
Talca Terminal (VII Region)	LIDER Express - New	1,557	Jun 01-2006-IIQ	Leased
Talca La Florida (VII Region)	LIDER Express - New	1,923	Jun 01-2006-IIQ	Leased
Parral (VII Region)	LIDER Express - New	652	Jun 01-2006-IIQ	Leased
Talca Norte (VII Region)	LIDER Express - New	1,425	Jun 01-2006-IIQ	Leased
San Javier (VII Region)	LIDER Express - New	1,228	Jun 01-2006-IIQ	Leased
Talca La Florida (VII Region)	LIDER Express - New	1,694	Jun 01-2006-IIQ	Leased
Talca Mercado (VII Region)	LIDER Express - New	1,520	Jun 01-2006-IIQ	Leased

		11,518
La Ligua (V Region)	LIDER Express - New	930	Jul 14-2006-IIIQ	Leased
Los Andes (V Region)	LIDER Express - New	963	Jul 28-2006-IIIQ	Leased
Linares Terminal (VII Region)	LIDER Express - New	2,130	Sep 14-2006-IIIQ	Leased

		4,023

Distribución y Servicio D&S S.A III Quarter 2006 Results

Geographic Distribution of D&S Stores (as of September 30, 2006)

Region / City or Municipality	LIDER	LIDER Vecino	Total Hypermarkets	LIDER Express	Total Supermarkets	Total D&S

Arica	—	1	1	1	1	2
Iquique	—	1	1	—	—	1
I Region	—	2	2	1	1	3
Antofagasta	1	—	1	—	—	1
Calama	1	—	1	2	2	3
II Region	2	—	2	2	2	4
Copiapó	1	—	1	—	—	1
III Region	1	—	1	—	—	1
La Serena	1	—	1	—	—	1
Coquimbo		1	1	—	—	1
Ovalle		1				1
IV Region	1	2	3	—	—	3
Calera	—	—	—	1	1	1
La Ligua	—	—	—	1	1	1
Los Andes	—	—	—	1	1	1
Quilpue	1	—	1	1	1	2
Quillota	—	1	1	—	—	1
Viña Del Mar	1	—	1	2	2	3
Valparaiso	—	1	1	—	—	1
V Region	2	2	4	6	6	10
Cerrillos	2	—	2	—	—	2
El Bosque	—	1	1	—	—	1
Est Central	1	—	1	—	—	1
Huechuraba	1	—	1	—	—	1
Independencia	—	1	1	—	—	1
La Florida	3	1	4	—	—	4
La Reina	1	—	1	—	—	1
Las Condes	1	3	4	4	4	8
Lo Barnechea	1	1	2	—	—	2
Macul	1	—	1	—	—	1
Maipú	3	—	3	2	2	5
Ñuñoa	—	2	2	2	2	4
Providencia	—	—	—	5	5	5
Peñalolén	1	—	1	—	—	1
Puente Alto	2	—	2	—	—	2
Quilicura	1	—	1	—	—	1
Quinta Normal	—	1	1	—	—	1
Recoleta	—	1	1	—	—	1
San Bernardo	—	1	1	—	—	1
San Miguel	1	—	1	1	1	2
San Ramón	—	1	1	—	—	1
Santiago Centro				1	1	1
Talagante	—	1	1	—	—	1
Vitacura	1	—	1	1	1	2
Metropolitan Region XIII	20	14	34	16	16	50

Distribución y Servicio D&S S.A III Quarter 2006 Results

Geographic Distribution of D&S Stores (as of September 30, 2006)

Region / City or Municipality	LIDER	LIDER Vecino	Total Hypermarkets	LIDER Express	Total Supermarkets	Total D&S

Rancagua	1	1	2	1	1	3
VI Region	1	1	2	1	1	3
Talca	—	1	1	6	6	7
San Javier				1	1	1
Parral				1	1	1
Curico		1	1	—	—	1
Linares		1	1	1	1	1
VII Region	—	3	3	9	9	12
Los Angeles	—	1	1	—	—	1
Concepción	2	—	2			2
VIII Region	2	1	3			3
Temuco	1	1	2	2	2	4
IX Region	1	1	2	2	2	4
Valdivia	1	—	1	—	—	1
Osorno	—	1	1	—	—	1
Puerto Montt	1	—	1	—	—	1
Puerto Varas				1	1	1
X Region	2	1	3	1	1	4
Punta Arenas	1	—	1	1	1	2
XII Region	1	—	1	1	1	2

COMPANY TOTAL	33	27	60	39	39	99

Distribución y Servicio D&S S.A III Quarter 2006 Results

Financial Information (from the Explanatory Analysis FECU)

Main Indicators

	January - Sept. 2006		January - Sept. 2005		Change 2006 / 2005

Currency of Sept. 2006	Th Ch$	% of revenues	Th Ch$	% of revenues	%

Net Revenues	1,227,686,829	100.00%	1,187,629,158	100.00%	3.37%
Gross Income	342,495,083	27.90%	329,856,106	27.77%	3.83%
Selling and Administrative Expenses	298,659,032	24.33%	283,603,482	23.88%	5.31%
Operating Income	43,836,051	3.57%	46,252,624	3.89%	-5.22%
Financial Expenses	17,427,776	1.42%	15,028,650	1.27%	15.96%
Non Operating Income	(16,607,582)	-1.35%	(15,588,262)	-1.31%	6.54%
R.A.I.I.D.A.I.E.	84,000,704	6.84%	86,121,904	7.25%	-2.46%
Net Income	21,800,545	1.78%	25,393,587	2.14%	-14.15%
Initial Net Worth	500,512,998		488,628,439		2.43%
Net Income/ Initial Shareholders’ Equity	5.81%		6.93%

Condensed Balance Sheets

Currency of Sept. 2006	09.30.2006 Th Ch$	09.30.2005 Th Ch$	% Change 2006 / 2005

Current Assets	360,787,425	407,866,330	-11.54%
Fixed Assets	632,643,656	616,886,831	2.55%
Operating Assets	993,431,081	1,024,753,161	-3.06%
Other Assets	167,907,786	92,212,043	82.09%
Total Assets	1,161,338,867	1,116,965,204	3.97%
Current Liabilities	367,700,923	412,616,950	-10.89%
Long Term Libilities	277,510,018	203,538,581	36.34%
Total Debt	645,210,941	616,155,531	4.72%
Minority Interest	(1,236)	485	-354.68%
Net Worth	516,129,162	500,809,188	3.06%
Total Liabilities	1,161,338,867	1,116,965,204	3.97%

Financial Ratios

Currency of Sept. 2006		09.30.2006 Th Ch$	09.30.2005 Th Ch$	% Change 2006/ 2005

Total Debt	Th Ch$	645,210,941	616,155,531	4.72%
Financial Debt	Th Ch$	408,160,289	369,982,330	10.32%
Liquidity Ratio	Times	0.98	0.99
Acid Ratio	Times	0.59	0.66
Total Debt/Total Assets	Times	0.56	0.55
Total Debt/Shareholders’ Equity	Times	1.25	1.23
Financial Debt/Shareholders’ Equity	Times	0.79	0.74
Interest Expenses Coverage	Times	4.79	5.81
Short Term Liabilities	%	57%	67%
Long Term Liabilities	%	43%	33%

Distribución y Servicio D&S S.A III Quarter 2006 Results

Financial Information (from the Explanatory Analysis FECU)

Operational Indices

		09.30.2006	09.30.2005

Inventory Turnover	Times	7.9	8.9
Days of Inventory	Days	45.9	41.1

Profitability Ratios

		09.30.2006	09.30.2005

Return over Shareholders’ Equity	%	5.81%	6.93%
Return over Assets	%	2.50%	3.03%
Return over Operational Assets	%	2.93%	3.30%
Earnings per Share	$	3.34	3.89
Return of Dividends	%	1.29%	1.03%

Distribución y Servicio D&S S.A III Quarter 2006 Results

Historical Information - Margins

Gross Margin (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	27.9	27.9	27.9
2005	27.4	28.3	27.3	28.6
2004	22.3	22.3	22.6	24.8
2003	23.2	23.9	23.1	20.3
2002	22.6	23.3	23.9	21.7
2001	22.4	22.2	23.0	22.4
2000	21.6	22.3	21.6	21.4
1999	20.7	21.0	21.5	20.6

Recurring Expenses (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	21.1	20.9	21.2
2005	19.7	20.2	21.1	19.0
2004	16.5	17.1	19.5	18.7
2003	14.2	15.2	15.4	14.9
2002	13.6	15.5	15.4	15.7
2001	12.6	14.1	13.3	12.1
2000	11.9	13.1	12.6	12.3
1999	12.9	14.4	13.5	14.1

EBITDA (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	6.7	6.9	6.7
2005	7.7	8.1	6.2	9.5
2004	5.6	5.2	3.0	5.8
2003	9.0	8.6	6.7	4.7
2002	8.5	6.8	8.2	5.8
2001	9.8	7.9	9.0	10.2
2000	9.9	8.9	8.9	8.8
1999	7.6	6.7	8.0	6.5

Operating Income (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2006	3.2	3.8	3.6
2005	4.1	4.7	2.9	6.4
2004	2.2	1.8	-0.4	2.8
2003	5.6	5.2	3.4	1.8
2002	5.1	3.5	4.9	2.9
2001	6.2	4.5	5.6	7.3
2000	6.1	5.3	5.5	5.8
1999	3.8	2.9	3.8	2.9

Distribución y Servicio D&S S.A III Quarter 2006 Results

Quarterly Evolution 2005-2006

Consolidated Results

In Ch$ Millions Currency of September 2006	I Q 2005 Ch$Mill.	% of revenues	% Change YoY	II Q 2005 Ch$Mill.	% of revenues	% Change YoY	III Q 2005 Ch$Mill.	% of revenues	% Change YoY	IV Q 2005 Ch$Mill.	% of revenues	% Change YoY

Sales	328,567	85.1%	5.3%	335,782	84.9%	4.3%	343,012	84.5%	7.2%	378,381	83.9%	1.7%
Other Income	57,601	14.9%	19.7%	59,942	15.1%	26.4%	62,725	15.5%	25.6%	72,726	16.1%	25.3%
Net revenues	386,168	100.0%	7.2%	395,724	100.0%	7.1%	405,737	100.0%	9.7%	451,107	100.0%	4.8%
Cost of sales	279,929	72.5%	0.0%	283,168	71.6%	-1.3%	294,676	72.6%	2.9%	322,131	71.4%	-0.4%
Gross Income / Margin	106,239	27.5%	32.5%	112,556	28.4%	36.4%	111,061	27.4%	32.9%	128,976	28.6%	20.7%
Recurring Operating Expenses	76,444	19.8%	28.9%	80,121	20.2%	26.8%	85,791	21.1%	19.1%	85,778	19.0%	6.5%
Start-up Expenses	5	0.0%	-99.3%	211	0.1%	38.4%	31	0.0%	-92.5%	394	0.1%	-69.5%
Total Operating Expenses (SG&A)	76,449	19.8%	27.4%	80,332	20.3%	26.8%	85,821	21.2%	18.4%	86,172	19.1%	5.3%
EBITDA	29,789	7.7%	47.5%	32,225	8.1%	68.1%	25,240	6.2%	127.2%	42,804	9.5%	71.2%
Depreciation	13,713	3.6%	10.2%	13,678	3.5%	8.4%	13,611	3.4%	7.8%	13,702	3.0%	6.1%
Total Operating Expenses	90,162	23.3%	24.4%	94,009	23.8%	23.8%	99,432	24.5%	16.9%	99,874	22.1%	5.4%
Operating Income	16,077	4.2%	107.2%	18,547	4.7%	183.0%	11,629	2.9%	-864.6%	29,102	6.5%	140.6%
Financial Expenses	(4,363)	-1.1%	-16.7%	(5,449)	-1.4%	9.7%	(5,216)	-1.3%	10.4%	(5,565)	-1.2%	13.1%
Other Non-operating Income (Expenses)	(35)	0.0%	-91.7%	560	0.1%	-324.1%	182	0.0%	-203.5%	(11,185)	-2.5%	7765.7%
Monetary Correction	(143)	0.0%	-89.3%	(177)	0.0%	-115.4%	(947)	-0.2%	-148.9%	(434)	-0.1%	-188.0%
Non-Operating Income	(4,541)	-1.2%	-35.1%	(5,067)	-1.3%	24.6%	(5,981)	-1.5%	101.6%	(17,184)	-3.8%	276.0%
Income before Tax	11,536	3.0%	1405.0%	13,481	3.4%	442.1%	5,647	1.4%	-225.8%	11,918	2.6%	58.4%
Income Tax	(1,470)	-0.4%	120.2%	(2,852)	-0.7%	-3370.8%	(1,259)	-0.3%	-301.4%	1,552	0.3%	-228.7%
Minority Interest	(13)	0.0%	-208.5%	16	0.0%	-30.6%	25	0.0%	-63.3%	(26)	0.0%	-183.1%
Income	10,053	2.6%	8938.5%	10,644	2.7%	309.8%	4,414	1.1%	-216.3%	13,444	3.0%	111.7%
Amortization of Goodwill	94	0.0%	0.0%	94	0.0%	0.0%	94	0.0%	0.0%	94	0.0%	0.0%
Net Income	10,147	2.6%	4839.6%	10,739	2.7%	299.0%	4,508	1.1%	-221.8%	13,538	3.0%	110.1%

In Ch$ Millions Currency of September 2006	I Q 2006 Ch$Millions	% of revenues	% Change YoY	II Q 2006 Ch$Millions	% of revenues	% Change YoY	III Q 2006 Ch$Millions	% of revenues	% Change YoY

Sales	323,743	83.6%	-1.5%	345,884	83.8%	3.0%	355,639	83.1%	3.7%
Other Income	63,449	16.4%	10.2%	66,882	16.2%	11.6%	72,090	16.9%	14.9%
Net revenues	387,191	100.0%	0.3%	412,766	100.0%	4.3%	427,730	100.0%	5.4%
Cost of sales	279,113	72.1%	-0.3%	297,648	72.1%	5.1%	308,431	72.1%	4.7%
Gross Income / Margin	108,078	27.9%	1.7%	115,118	27.9%	2.3%	119,299	27.9%	7.4%
Recurring Operating Expenses	81,623	21.1%	6.8%	86,255	20.9%	7.7%	90,501	21.2%	5.5%
Start-up Expenses	384	0.1%	7368.6%	205	0.0%	-2.9%	117	0.0%	281.1%
Total Operating Expenses (SG&A)	82,007	21.2%	7.3%	86,460	20.9%	7.6%	90,618	21.2%	5.6%
EBITDA	26,072	6.7%	-12.5%	28,658	6.9%	-11.1%	28,681	6.7%	13.6%
Depreciation	13,594	3.5%	-0.9%	12,909	3.1%	-5.6%	13,072	3.1%	-4.0%
Total Operating Expenses	95,600	24.7%	6.0%	99,369	24.1%	5.7%	103,689	24.2%	4.3%
Operating Income	12,478	3.2%	-22.4%	15,749	3.8%	-15.1%	15,609	3.6%	34.2%
Financial Expenses	(5,228)	-1.4%	19.8%	(5,833)	-1.4%	7.0%	(6,368)	-1.5%	22.1%
Other Non-operating Income (Expenses)	(108)	0.0%	211.1%	280	0.1%	-50.0%	511	0.1%	180.8%
Monetary Correction	(566)	-0.1%	296.6%	496	0.1%	-380.6%	207	0.0%	-121.9%
Non-Operating Income	(5,902)	-1.5%	30.0%	(5,056)	-1.2%	-0.2%	(5,649)	-1.3%	-5.5%
Income before Tax	6,576	1.7%	-43.0%	10,693	2.6%	-20.7%	9,960	2.3%	76.4%
Income Tax	(1,113)	-0.3%	-24.3%	(2,223)	-0.5%	-22.1%	(2,125)	-0.5%	68.8%
Minority Interest	10	0.0%	-175.6%	9	0.0%	-46.5%	14	0.0%	-44.8%
Income	5,474	1.4%	-45.6%	8,478	2.1%	-20.3%	7,849	1.8%	77.8%
Amortization of Goodwill	0	0.0%	-100.0%	0	0.0%	-100.0%	0	0.0%	-100.0%
Net Income	5,474	1.4%	-46.1%	8,478	2.1%	-21.0%	7,849	1.8%	74.1%

Distribución y Servicio D&S S.A III Quarter 2006 Results

Income Statement - Annual Series

Consolidated Annual Results

In Ch$ Millions Currency of Sept. 2006	2000 Ch$ Millions	% of revenues	% Change YoY	2001 Ch$ Millions	% of revenues	% Change YoY	2002 Ch$ Millions	% of revenues	% Change YoY

Sales	848,681	90.6%	-6.5%	929,626	89.9%	9.5%	1,022,346	88.7%	10.0%
Other Income	88,150	9.4%	2.9%	104,087	10.1%	18.1%	130,014	11.3%	24.9%
Net revenues	936,831	100.0%	-5.6%	1,033,712	100.0%	10.3%	1,152,360	100.0%	11.5%
Cost of Sales	732,971	78.2%	-6.6%	801,008	77.5%	9.3%	889,346	77.2%	11.0%
Gross Income / Margin	203,860	21.8%	-1.9%	232,704	22.5%	14.1%	263,014	22.8%	13.0%
Recurring Operating Expenses	116,871	12.5%	-14.5%	134,147	13.0%	14.8%	173,968	15.1%	29.7%
Start-up Expenses	1,565	0.2%	664.1%	2,843	0.3%	81.6%	5,431	0.5%	91.0%
Total Operating Expences (SG&A)	118,437	12.6%	-13.5%	136,990	13.3%	15.7%	179,400	15.6%	31.0%
EBITDA	85,423	9.1%	20.3%	95,714	9.3%	12.0%	83,615	7.3%	-12.6%
Depreciación	32,307	3.4%	-15.2%	34,091	3.3%	5.5%	37,176	3.2%	9.0%
Total operating Expenses	150,743	16.1%	-13.8%	171,081	16.6%	13.5%	216,576	18.8%	26.6%
Operating Income	53,117	5.7%	61.4%	61,623	6.0%	16.0%	46,438	4.0%	-24.6%
Financial Expenses	-17,124	-1.8%	-21.7%	-13,908	-1.3%	-18.8%	-14,718	-1.3%	5.8%
Other Non-operating Income (Expenses)	393	0.0%	-102.2%	-1,323	-0.1%	-436.2%	-6,749	-0.6%	410.3%
Monetary Correction	730	0.1%	-142.3%	6,269	0.6%	758.8%	5,971	0.5%	-4.8%
Non-Operating Income	-16,001	-1.7%	-61.2%	-8,961	-0.9%	-44.0%	-15,496	-1.3%	72.9%
Income before Tax	37,116	4.0%	-548.4%	52,662	5.1%	41.9%	30,942	2.7%	-41.2%
Income Tax	-3,861	-0.4%	47.5%	-8,285	-0.8%	114.6%	-5,119	-0.4%	-38.2%
Minority Interest	-114	0.0%	181.6%	-186	0.0%	62.7%	-68	0.0%	-63.3%
Income	33,140	3.5%	-403.0%	44,191	4.3%	33.3%	25,755	2.2%	-41.7%
Amortization of Goodwill	377	0.0%	0.0%	382	0.0%	1.6%	384	0.0%	0.5%
Net Income	33,517	3.6%	-417.4%	44,574	4.3%	33.0%	26,139	2.3%	-41.4%

In Ch$ Millions Currency of Sept. 2006	2003 Ch$ Millions	% of revenues	% Change YoY	2004 Ch$ Millions	% of revenues	% Change YoY	2005 Ch$ Millions	% of revenues	% Change YoY

Sales	1,114,194	88.0%	9.0%	1,326,080	86.7%	19.0%	1,385,741	84.6%	4.5%
Other Income	151,670	12.0%	16.7%	203,546	13.3%	34.2%	252,995	15.4%	24.3%
Net revenues	1,265,864	100.0%	9.8%	1,529,626	100.0%	20.8%	1,638,736	100.0%	7.1%
Cost of Sales	980,817	77.5%	10.3%	1,176,497	76.9%	20.0%	1,179,904	72.0%	0.3%
Gross Income / Margin	285,048	22.5%	8.4%	353,130	23.1%	23.9%	458,832	28.0%	29.9%
Recurring Operating Expenses	189,263	15.0%	8.8%	275,096	18.0%	45.4%	328,134	20.0%	19.3%
Start-up Expenses	5,662	0.4%	4.3%	2,549	0.2%	-55.0%	641	0.0%	-74.9%
Total Operating Expences (SG&A)	194,925	15.4%	8.7%	277,644	18.2%	42.4%	328,774	20.1%	18.4%
EBITDA	90,122	7.1%	7.8%	75,485	4.9%	-16.2%	130,058	7.9%	72.3%
Depreciación	40,879	3.2%	10.0%	50,599	3.3%	23.8%	54,703	3.3%	8.1%
Total operating Expenses	235,804	18.6%	8.9%	328,244	21.5%	39.2%	383,477	23.4%	16.8%
Operating Income	49,243	3.9%	6.0%	24,886	1.6%	-49.5%	75,355	4.6%	202.8%
Financial Expenses	-17,859	-1.4%	21.3%	-19,852	-1.3%	11.2%	-20,594	-1.3%	3.7%
Other Non-operating Income (Expenses)	-1,035	-0.1%	-84.7%	-989	-0.1%	-4.4%	-10,478	-0.6%	959.5%
Monetary Correction	-949	-0.1%	-115.9%	2,244	0.1%	-336.5%	-1,701	-0.1%	-175.8%
Non-Operating Income	-19,843	-1.6%	28.0%	-18,597	-1.2%	-6.3%	-32,773	-2.0%	76.2%
Income before Tax	29,401	2.3%	-5.0%	6,289	0.4%	-78.6%	42,582	2.6%	577.1%
Income Tax	-7,078	-0.6%	38.3%	-1,161	-0.1%	-83.6%	-4,029	-0.2%	247.0%
Minority Interest	-46	0.0%	-31.8%	135	0.0%	-390.5%	2	0.0%	-98.7%
Income	22,276	1.8%	-13.5%	5,263	0.3%	-76.4%	38,555	2.4%	632.6%
Amortization of Goodwill	384	0.0%	0.0%	377	0.0%	-2.0%	377	0.0%	0.0%
Net Income	22,661	1.8%	-13.3%	5,639	0.4%	-75.1%	38,932	2.4%	590.4%

Distribución y Servicio D&S S.A III Quarter 2006 Results

FECU - Balance

Assets

Type of currency: Chilean pesos (thousands) of Sept. 2006 Type of Balance Statement: Consolidated	Current to 09/30/ 2006	Prior to 09/30/ 2005	% Change

Total Current Assets	360,787,425	407,866,330	-11.5%
Cash and cash equivalents	16,276,039	13,344,115	22.0%
Time deposits	—	—
Marketable securities (net)	19,844,531	54,495,072	-63.6%
Sales debtors (net)	88,478,248	135,985,397	-34.9%
Notes receivable (net)	994,560	1,446,534	-31.2%
Sundry debtors (net)	46,619,560	32,577,616	43.1%
Documents and accounts receivable from related companies	1,567,164	1,577,843	-0.7%
Inventories (net)	144,594,171	136,774,977	5.7%
Refundable taxes	4,657,054	5,240,973	-11.1%
Prepaid expenses	11,026,122	7,257,848	51.9%
Deferred taxes	3,271,750	6,163,558	-46.9%
Other current assets	23,458,226	13,002,397	80.4%
Leasing contracts (net)
Assets for leasing (net)
Total Fixed Assets	632,643,656	616,886,831	2.6%
Land	190,042,923	178,262,811	6.6%
Buildings and infrastructure	500,991,091	493,757,131	1.5%
Machinery and equipment	193,253,224	178,026,993	8.6%
Other fixed assets	98,359,958	82,464,071	19.3%
Reserve for techinical revaluation of fixed assets	4,346,397	4,348,041	0.0%
Depreciation (minus)	(354,349,937)	(319,972,216)	10.7%
Total Other Assets	167,907,786	92,212,043	82.1%
Investment in related companies	7,576,246	2,172,002	248.8%
Investment in other companies	76,829	76,901	-0.1%
Goodwill	37,099,299	32,175,651	15.3%
Negative goodwill (minus)	—	(94,231)	-100.0%
Long-term debtors	88,998,613	41,320,257	115.4%
Notes and accounts receivable from related companies - long term
Long-term deferred taxes	12,610,159	10,179,272	23.9%
Intangibles
Amortization (minus)
Others	21,546,640	6,382,191	237.6%
Long-term leasing contracts (net)

Total Assets	1,161,338,867	1,116,965,204	4.0%

Distribución y Servicio D&S S.A III Quarter 2006 Results

FECU - Balance

Liabilities

Type of currency: Chilean pesos (thousands) of Sept. 2006 Type of Balance Statement: Consolidated	Current to 09/30/ 2006	Prior to 09/30/ 2005	% Change

Total Current Liabilities	367,700,923	412,616,950	-10.9%
Debt with banks and financial institutions - short term	63,013,052	77,615,866	-18.8%
Debt with banks and financial institutions - long term portion	43,390	21,227,335	-99.8%
Obligations with public (notes)	62,400,627	61,028,779	2.2%
Obligations with public - short term portion (bonds)	9,180,612	8,648,447	6.2%
Long term debt with maturity within a year	3,202,599	5,337,644	-40.0%
Dividends to be paid	849	—
Accounts payable	195,246,738	194,309,817	0.5%
Documents payable	—	—
Sundry creditors	8,362,369	4,481,987	86.6%
Documents and accounts payable to suppliers	1,664,395	11,102,511	-85.0%
Accruals	19,784,197	22,927,976	-13.7%
Witholdings	3,614,440	4,102,058	-11.9%
Income tax	—	1,777,796	-100.0%
Income received in advance	1,115,065	38,366	2806.4%
Deferred taxes	—	—
Other current assets	72,590	18,368	295.2%
Total Long Term Liabilities	277,510,018	203,538,581	36.3%
Debt with banks and financial institutions	119,788,476	56,400,843	112.4%
Obligations with public - long term (bonds)	148,922,686	137,041,113	8.7%
Documents payable - long term	—	194,649	-100.0%
Sundry creditors - long term	1,608,848	2,487,655	-35.3%
Notes & accounts payable to related companies	—	—
Accruals	6,045,622	5,629,920	7.4%
Deferred taxes - long term	—	—
Other long term liabilities	1,144,386	1,784,401	-35.9%
Minority Interest	(1,236)	485	-354.8%
Shareholders’ Equity	516,129,162	500,809,188	3.1%
Capital paid	392,452,496	393,210,127	-0.2%
Capital revaluation reserve	9,811,312	9,437,043	4.0%
Additional paid-in capital	—	—
Other reserves	(6,599,726)	(1,274,206)	417.9%
Retained earnings	120,465,080	99,436,224	21.1%
Reserve for future dividends	—	—
Accrued income	99,522,202	87,699,977	13.5%
Accrued loss (minus)	—	—
Income (loss) for the period	21,800,545	25,393,587	-14.1%
Provisory dividends (minus)	—	(13,657,340)	-100.0%
Accrued deficit development period	(857,667)	—

Total Liabilities	1,161,338,867	1,116,965,204	4.0%

Distribución y Servicio D&S S.A III Quarter 2006 Results

FECU

Income Statement

Type of currency: Chilean pesos (thousands) of Sept. 2006 Type of Balance Statement: Consolidated	Current to 09/30/ 2006	Prior to 09/30/ 2005	% Change

Operating Income	43,836,051	46,252,624	-5.2%
Gross Margin	342,495,083	329,856,106	3.8%
Net revenues	1,227,686,829	1,187,629,158	3.4%
Cost of sales (minus)	(885,191,746)	(857,773,052)	3.2%
Selling and administrative expenses (minus)	(298,659,032)	(283,603,482)	5.3%
Non-operating Income	(16,607,582)	(15,588,262)	6.5%
Financial/interest income	2,077,706	2,155,829	-3.6%
Income from investment in related companies	1,018,543	372,639	173.3%
Other non-operating income	53,095	148,357	-64.2%
Loss from investment in related companies (minus)	(54,943)	(56,341)	-2.5%
Amortization of goodwill (minus)	(1,847,866)	(1,583,577)	16.7%
Financial expenses (minus)	(17,427,776)	(15,028,650)	16.0%
Other non-operating expenses (minus)	(563,761)	(329,996)	70.8%
Monetary correction	527,181	(273,216)	-293.0%
Currency exchange differences	(389,761)	(993,307)	-60.8%
Income Before Income Taxes and Extraordinary Items	27,228,469	30,664,362	-11.2%
Income Tax	(5,460,534)	(5,581,075)	-2.2%
Extraordinary Items
Net Income (Loss) Before Minority Interest	21,767,935	25,083,287	-13.2%
Minority Interest	32,610	27,606	18.1%
Net Income (LOSS)	21,800,545	25,110,893	-13.2%
Amortization of negative goodwill		282,694	-100.0%

Net Income (Loss) for the Period	21,800,545	25,393,587	-14.1%

Distribución y Servicio D&S S.A III Quarter 2006 Results

FECU - Cash Flows Statements - Indirect

Type of currency: Chilean pesos (thousands) of Sept. 2006 Type of Balance Statement: Consolidated	Current to 09/30/ 2006	Prior to 09/30/ 2005	% Change

Net Cash Flows from Operating Activities	17,678,177	20,679,236	-14.5%
Income (loss) for the period	21,800,545	25,393,587	-14.1%
Income on sale of fixed assets	(43,475)	59,346	-173.3%
(Gain) Loss on sale of fixed assets	(43,475)	59,346	-173.3%
Gain on sale of investments (minus)
Loss on sale of investments
(Gain) Loss on sale of other assets
Charges (credit) to income statement which do not represent cash flows	62,023,554	71,409,769	-13.1%
Depreciation for the period	39,574,298	41,001,143	-3.5%
Amortization of intangibles
Writeoffs and provisions	21,021,570	27,590,680	-23.8%
Gain from investment in related companies (minus)	(1,018,543)	(372,639)	173.3%
Loss from investment in related companies	54,943	56,341	-2.5%
Amortization of goodwill	1,847,866	1,583,577	16.7%
Amortization of negative goodwill (minus)		(282,694)	-100.0%
Net monetary correction	(527,181)	273,216	-293.0%
Net currency exchange difference	389,761	993,307	-60.8%
Other credits to income statement which do not represent cash flows		(44,742)	-100.0%
Other charges to income statement which do not represent cash flows	680,840	611,580	11.3%
Changes in assets affecting cash flows (increase) decrease	(34,031,121)	(66,328,872)	-48.7%
Sales debtors	(7,385,285)	(53,433,761)	-86.2%
Inventories	(8,861,838)	(10,667,921)	-16.9%
Other assets	(17,783,998)	(2,227,190)	698.5%
Changes in liabilities affecting cash flows (increase) decrease	(32,038,716)	(9,826,988)	226.0%
Accounts payable related to the operation	(32,693,945)	(20,078,820)	62.8%
Interest payable	(827,084)	2,712,338	-130.5%
Income tax payable (net)	1,964,837	2,506,028	-21.6%
Other accounts payable related to results other than operation	(128,877)	6,787,296	-101.9%
VAT and other similar taxes payable (net)	(353,647)	(1,753,830)	-79.8%
Gain (loss) in minority interest	(32,610)	(27,606)	18.1%
Net Cash Flows from Financing Activities	44,273,919	4,632,712	855.7%
Proceeds from issuance of common stock
Proceeds from loans	114,146,254	79,126,481	44.3%
Bonds	130,938,863	34,342,267	281.3%
Proceeds from loans from related companies
Proceeds from other loans from related companies
Other sources of financing
Payment of dividends (minus)	(13,365,151)	(13,657,340)	-2.1%
Withdrawals of capital (minus)
Repayment of loans (minus)	(63,793,084)	(55,715,153)	14.5%
Repayment of bonds (minus)	(112,122,222)	(36,329,510)	208.6%
Repayment of loans from related companies (minus)
Repayment of other loans from related companies (minus)	(4,691,947)	(3,099,670)	51.4%
Expenses from the issuance of common stock (minus)
Expenses from the issuance of bonds (minus)	(1,522,657)	(34,363)	4331.1%
Other expenses related to financing activities (minus)	(5,316,137)
Net Cash Flows from Investing Activities	(64,326,034)	(31,103,921)	106.8%
Proceeds from sale of property, plant and equipment	549,940	174,401	215.3%
Proceeds from sale of long-term investments
Proceeds from sale of other investments
Decrease in loans to related companies
Decrease in other loans to related companies	9,080	8,093	12.2%
Other proceeds from investment	671,292
Purchases of property, plant and equipment	(52,351,545)	(30,481,218)	71.8%
Payment of capitalized interest (minus)	(756,570)	(168,467)	349.1%
Long-term investments (minus)
Investment in financial instruments (minus)
Loans to related companies (minus)
Other loans to related companies (minus)
Other expenses from investing activities (minus)	(12,448,231)	(636,730)	1855.0%
Net Cash Flows for The Period	(2,373,938)	(5,791,973)	-59.0%
Effect of Inflation on Cash and Cash Equivalents	(3,730,515)	(3,003,826)	24.2%
Net Increase (Decrease) on Cash and Cash Equivalents	(6,104,453)	(8,795,799)	-30.6%
Cash and Cash Equivalents at Beginning of Year	62,637,422	86,649,046	-27.7%
Cash and Cash Equivalents at End of Year	56,532,969	77,853,247	-27.4%

Distribución y Servicio D&S S.A III Quarter 2006 Results

Notes

Ticker Symbols NYSE: DYS Santiago Stock Exchanges : D&S Latibex: XDYS

Address Distribución y Servicio D&S S.A. Avda. Presidente Eduardo Frei Montalva 8301,Quilicura - Santiago de Chile

Phone (56-2) 484 77 54

Fax (56-2) 484 77 70

E-mail info@dys.cl

Website www.dys.cl

The information contained in this report has been prepared by the Company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to changes in general economic, business or political or other conditions in Chile, further comments that may be received from the SEC, changes in general economic or business conditions in Latin America, changes in capital markets in general, changes in exchange rates or regulations applicable to currency exchanges or transfer, unexpected developments in pending litigations, increased costs of operations, unanticipated increases in financing and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. You should not place undue reliance on such statements, which speak only as of the date that they were made. We undertake no obligation to update such statements in light of subsequent events or developments.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: October 30, 2006